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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                                  ALPHARMA INC.
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.20 PER SHARE
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                         (Title of Class of Securities)


                                   001629 10 4
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                                 (CUSIP Number)


                                EINAR W. SISSENER
                                C/O ALPHARMA INC.

                               ONE EXECUTIVE DRIVE
                           FORT LEE, NEW JERSEY 07024
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 29, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

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---------------------------                             ------------------------
CUSIP No. 001629 10 4                   13D                    Page 2 of 7 Pages
---------------------------                             ------------------------


--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              A. L. Industrier ASA
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                     (a)|_|
                                                                     (b)|_|
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    3   SEC USE ONLY
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    4   SOURCE OF FUNDS*

              00, BK
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                                  |_|
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Norway
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              NUMBER OF                     7   SOLE VOTING POWER
               SHARES                               11,872,897
                                                --------------------------------
           BENEFICIALLY                     8   SHARED VOTING POWER
             OWNED BY
                                                     -0-
                                                --------------------------------
                EACH                        9   SOLE DISPOSITIVE POWER
              REPORTING
               PERSON                               11,872,897
                                                --------------------------------
                WITH                       10   SHARED DISPOSITIVE POWER

                                                     -0-
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,872,897
----------- --------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
----------- --------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.16%
----------- --------------------------------------------------------------------
TYPE OF REPORTING PERSON*
              CO
----------- --------------------------------------------------------------------


* SEE INSTRUCTIONS.



                                Page 2 of 7 Pages
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                  AMENDMENT NO. 10 TO STATEMENT ON SCHEDULE 13D

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned ("Industrier") hereby files this Amendment No. 10 to its
Schedule 13D Statement dated February 19, 1997 (as amended from time to time, the "Schedule 13D") relating to the Class A Common Stock, par value $.20 per share (the "Common Stock") of Alpharma Inc. (the "Issuer") to amend the items and schedules set forth herein and to file an exhibit. No amendment is made to the items or schedules not set forth below. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

           ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As disclosed in the Schedule 13D and previous amendments thereto, Industrier has used funds borrowed from Den norske Bank ASA ("DnB") to purchase securities of the Issuer. Pursuant to the loan agreement dated August 13, 2001 by and between DnB and AL Chemy AS ("AL Chemy"), a wholly-owned subsidiary of Industrier, filed as Exhibit 1 to Amendment No. 6 to the Schedule 13D (the "Original Loan Agreement"), DnB provided AL Chemy with a loan of $100,000,000. The Original Loan Agreement was to have terminated on June 30, 2002, but was extended pursuant to letter agreements provided to AL Chemy and Industrier by DnB and filed as exhibits to Amendment Nos. 7, 8 and 9 to the Schedule 13D. On October 29, 2002, AL Chemy entered into a Loan Facility Agreement, filed as
Exhibit 1 to this Amendment No. 10 to the Schedule 13D and incorporated herein by reference (the "New Loan Agreement"), with DnB and Gjensidige Nor Sparebank ASA (collectively, the "Banks"), pursuant to which the Banks agreed to lend up to $33,000,000 to AL Chemy. On November 1, 2002, AL Chemy will borrow $22,000,000 under the loan facility provided pursuant to the New Loan Agreement to repay all amounts outstanding under the loan provided pursuant to the Original Loan Agreement. Once this payment has been made, the Original Loan Agreement will be terminated. AL Chemy intends to borrow an additional $11,000,000 under the loan facility provided pursuant to the New Loan Agreement during the month of November. All amounts borrowed under the New Loan Agreement are due June 30, 2003. Industrier has provided a Guarantee, filed as Exhibit 2 to this Amendment No. 10 to the Schedule 13D and incorporated herein by reference (the "Guarantee"), to the Banks, pursuant to which Industrier has agreed to pay any amounts owed by AL Chemy under the New Loan Agreement which AL Chemy fails to pay punctually.

         Pursuant to the New Loan Agreement, the Banks have a security interest in all of Industrier's shares in AL Chemy and Wangs Fabrik AS ("Wangs Fabrik"), a wholly-owned subsidiary of Industrier. Industrier is the beneficial and record owner of all of the shares of AL Chemy and Wangs Fabrik. AL Chemy and Wangs Fabrik are the record holders of 10,599,459 shares of the Class B Stock beneficially owned by Industrier. Therefore, in certain cases upon the occurrence of an event of default under the New Loan Agreement, the Banks could become the beneficial owner of 10,599,459 shares of Class B Stock beneficially owned by Industrier.

         The New Loan Agreement provides that an event of default will occur upon (i) the failure of AL Chemy to make any payments due pursuant to the New Loan Agreement, (ii) the default by AL Chemy in performing its covenants under the New Loan Agreement and related documents, (iii) a material misrepresentation by AL Chemy pursuant to the New Loan Agreement or any notice, certificate or statement delivered pursuant thereto, (iv) any default by AL Chemy or Wangs Fabrik with respect to borrowed money or guarantee obligations, (v) the levying of a distress or other execution upon the assets of AL Chemy or Wangs Fabrik which is not discharged within 30 days, (vi) certain events of insolvency or bankruptcy of AL Chemy or Wangs Fabrik, (vii) the cessation of carrying on its business by, or the disposal of a substantial part of the assets of, AL Chemy or Wangs Fabrik, or a threat by AL Chemy or Wangs Fabrik to do either of the foregoing, (viii) the cessation of any security document delivered in connection with the New Loan Agreement to be in full force and effect, (ix) the revocation of any consents required for the performance of AL Chemy of its obligations under the New Loan Agreement or of Industrier of its obligations under the


                               Page 3 of 7 Pages
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Guarantee, (x) any change in the ownership of Industrier so that the Sissener family no longer owns or controls at least 40% of the voting power of Industrier without the prior written consent of the Banks, (xi) the failure to maintain a certain level of equity to debt (which includes a computation based, in part, on the market value of the Common Stock), or (xii) the arising of a situation which, in the opinion of the Banks, will prevent the fulfillment by AL Chemy of its obligations under the New Loan Agreement or the fulfillment by Industrier of its obligations under the Guarantee. The events of default are further described in Section 13.1 of the New Loan Agreement, which is incorporated herein by reference.

         The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 4.      PURPOSE OF TRANSACTION.

         The purpose of the transaction described in Item 3 above was to terminate the Original Loan Agreement and replace it with the New Loan Agreement.

         Subject to such actions as may be taken pursuant to the Issuer's Board of Directors in the normal course of carrying out its responsibilities (including pursuing a corporate strategy which includes seeking the acquisition of other businesses), Industrier has no plan or proposal that relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors (except as may occur at the next annual meeting of the Issuer) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)      Any action similar to any of those enumerated above.


                               Page 4 of 7 Pages
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Nothing herein is intended to limit Industrier's right and ability to suggest to the Issuer a plan or proposal for any such action in the future and to exercise its voting rights in its discretion as holder of the Class B Stock of the Issuer to elect a majority of the Issuer's directors.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) Industrier beneficially owns 11,872,897 shares of Common Stock which it may acquire upon conversion, on a share for share basis, of the Class B Stock which it beneficially owns. Such beneficial ownership constitutes approximately 23.16% of the outstanding Common Stock (assuming conversion of the Class B Stock and the issuance of no shares of Common Stock pursuant to any outstanding options or convertible securities of the Issuer).

                  Pursuant to the New Loan Agreement, the Banks have a security interest in all of Industrier's shares in AL Chemy and Wangs Fabrik. Industrier is the beneficial and record owner of all of the shares of AL Chemy and Wangs Fabrik. AL Chemy and Wangs Fabrik are the record holders of 10,599,459 shares of the Class B Stock beneficially owned by Industrier. Therefore, in certain cases upon the occurrence of an event of default under the New Loan Agreement, the Banks could become the beneficial owner of 10,599,459 shares of Class B Stock beneficially owned by Industrier.

                  The New Loan Agreement provides that an event of default will occur upon (i) the failure of AL Chemy to make any payments due pursuant to the New Loan Agreement, (ii) the default by AL Chemy in performing its covenants under the New Loan Agreement and related documents, (iii) a material misrepresentation by AL Chemy pursuant to the New Loan Agreement or any notice, certificate or statement delivered pursuant thereto, (iv) any default by AL Chemy or Wangs Fabrik with respect to borrowed money or guarantee obligations, (v) the levying of a distress or other execution upon the assets of AL Chemy or Wangs Fabrik which is not discharged within 30 days, (vi) certain events of insolvency or bankruptcy of AL Chemy or Wangs Fabrik, (vii) the cessation of carrying on its business by, or the disposal of a substantial part of the assets of, AL Chemy or Wangs Fabrik, or a threat by AL Chemy or Wangs Fabrik to do either of the foregoing, (viii) the cessation of any security document delivered in connection with the New Loan Agreement to be in full force and effect, (ix) the revocation of any consents required for the performance of AL Chemy of its obligations under the New Loan Agreement or of Industrier of its obligations under the Guarantee, (x) any change in the ownership of Industrier so that the Sissener family no longer owns or controls at least 40% of the voting power of Industrier without the prior written consent of the Banks,
                  (xi) the failure to maintain a certain level of equity to debt (which includes a computation based, in part, on the market value of the Common Stock), or (xii) the arising of a situation which, in the opinion of the Banks, will prevent the fulfillment by AL Chemy of its obligations under the New Loan Agreement or the fulfillment by Industrier of its obligations under the Guarantee. The events of default are further described in Section 13.1 of the New Loan Agreement, which is incorporated herein by reference.


                               Page 5 of 7 Pages
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         (b)      8,226,562 of the shares of Common Stock beneficially owned by
                  Industrier are held of record by Wangs Fabrik and 2,372,897 shares of Common Stock beneficially owned by Industrier are held of record by AL Chemy. However, Industrier possesses the sole power to direct voting and disposition of such shares. Sissener beneficially owns 373,667 shares of Common Stock and he possesses sole power to direct voting and disposition of the shares of Common Stock beneficially owned by him.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by Industrier in the last 60 days.

         (d) No person other than Industrier or its wholly-owned subsidiaries has any right to receive or direct the receipt of dividends from, or the proceeds from any sale of, the shares of Class B Stock beneficially owned by Industrier or the Common Stock issuable upon conversion thereof.

         (e)      Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Industrier is not a party or otherwise subject to any contract, arrangement, understanding or relationship with any person relating to any securities of the Issuer, except:

          (i) A Loan Facility Agreement dated October 29, 2001 by and among AL Chemy and the Banks filed as Exhibit 1 to this Amendment No. 10 to the Schedule 13D, the provisions of which are incorporated herein by reference; and

          (ii) A Guarantee dated October 29, 2002 by Industrier in favor of the Banks filed as Exhibit 2 to this Amendment No. 10 to the Schedule 13D, the provisions of which are incorporated herein by reference.


         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - A Loan Facility Agreement dated October 29, 2001 by and among AL Chemy and the Banks filed as Exhibit 1 to this Amendment No. 10 to the
Schedule 13D, the provisions of which are incorporated herein by reference.

         Exhibit 2 - A Guarantee dated October 29, 2002 by Industrier in favor of the Banks filed as Exhibit 2 to this Amendment No. 10 to the Schedule 13D, the provisions of which are incorporated herein by reference.


                               Page 6 of 7 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 29, 2002

                                                   A. L. INDUSTRIER ASA


                                                   By: /s/ Einar W. Sissener
                                                       ---------------------
                                                   Name:  Einar W. Sissener
                                                   Its:   Chairman


                                 Page 7 of 7 Pages